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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

AVI BioPharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

002346104

(CUSIP Number)

Eric M. Sippel
Eastbourne Capital Management, L.L.C.
1101 Fifth Avenue, Suite 370
San Rafael, CA 94901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [    ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

Schedule 13D Amendment 3 Page 1 of 9

CUSIP No. 002346104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Eastbourne Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	x

(b)	______

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	5,659,211
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	5,659,211

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,659,211

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	4.99%

14.	Type of Reporting Person (See Instructions)	IA, OO

Schedule 13D Amendment 3 Page 2 of 9

CUSIP No. 002346104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Richard Jon Barry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	x

(b)	______

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	5,659,211
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	5,659,211

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,659,211

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	4.99%

14.	Type of Reporting Person (See Instructions)	HC, IN

Schedule 13D Amendment 3 Page 3 of 9

CUSIP No. 002346104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Black Bear Offshore Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	x

(b)	______

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	1,859,651
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	1,859,651

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,859,651

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	1.64%

14.	Type of Reporting Person (See Instructions)	PN

Schedule 13D Amendment 3 Page 4 of 9

CUSIP No. 002346104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Black Bear Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	x

(b)	______

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	1,931,440
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	1,931,440

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,931,440

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	1.70%

14.	Type of Reporting Person (See Instructions)	PN

Schedule 13D Amendment 3 Page 5 of 9

CUSIP No. 002346104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Black Bear Fund II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	x

(b)	______

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	1,868,120
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	1,868,120

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,868,120

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	1.65%

14.	Type of Reporting Person (See Instructions)	OO

Schedule 13D Amendment 3 Page 6 of 9

CUSIP No. 002346104

Item 1.     Security and Issuer

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on October 9, 2009, as previously amended (the “Schedule 13D”), by Eastbourne Capital Management, L.L.C. (“Eastbourne”), Richard Jon Barry (“Barry”), Black Bear Fund I, L.P. (“Fund I”), Black Bear Fund II, L.L.C. (“Fund II”) and Black Bear Offshore Master Fund, L.P. (the “Offshore Fund,” together with Eastbourne, Barry, Fund I and Fund II, the “Filers”), relating to shares of Common Stock (the “Stock”) of AVI BioPharma, Inc. (the “Issuer”). The shares of Stock reported hereon includes shares of Stock issuable on the exercise of Warrants held by the Filers (the “Warrants”), which are exercisable less than sixty days after the date hereof.  The Warrants provide that the number of shares of Stock that may be acquired by the Warrantholders upon any exercise of Warrants shall be limited to the extent necessary to ensure that, following such exercise, the total number of shares of Stock then beneficially owned by such Warrantholder and its affiliates and any other persons whose beneficial ownership of Stock would be aggregated with the Warrantholder’s for purposes of Section 13(d) of the Exchange Act, does not exceed 4.99% of the total number of issued and outstanding shares of Stock (including for such purpose the shares of Stock issuable upon such exercise) (the “Beneficial Ownership Limitation”).  For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations thereunder.  By written notice to the Issuer a Warrantholder may increase such limitation percentage to 9.99%.  Any such increase will not be effective until the sixty-first day after such notice is delivered to the Issuer.  The principal executive office of the Issuer is located at One SW Columbia Street, Suite 1105, Portland, OR 97258 . All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

Item 5.    Interest in Securities of the Issuer

On March 4, 2010, the Offshore Fund, Fund I and Fund II sold an aggregate of 4,094,646 shares of Stock for $1.24 per share for aggregate cash consideration of $5,076,608.  As a result of these transactions and the Beneficial Ownership Limitation described in Item 1, each Filer has ceased to beneficially own more than 5% of the outstanding Stock.

Schedule 13D Amendment 3 Page 7 of 9

CUSIP No. 002346104

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      March 8, 2010

EASTBOURNE CAPITAL MANAGEMENT, L.L.C. By: Eric M. Sippel, Chief Operating Officer	BLACK BEAR FUND I, L.P. By: Eastbourne Capital Management, L.L.C., its general partner By: Eric M. Sippel, Chief Operating Officer
BLACK BEAR FUND II, L.L.C. By: Eastbourne Capital Management, L.L.C., its Managing Member By: Eric M. Sippel, Chief Operating Officer	BLACK BEAR OFFSHORE MASTER FUND, L.P. By: Eastbourne Capital Management, L.L.C., its general partner By: Eric M. Sippel, Chief Operating Officer
Richard Jon Barry

Schedule 13D Amendment 3 Page 8 of 9

CUSIP No. 002346104

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of AVI BioPharma, Inc.  For that purpose, the undersigned hereby constitute and appoint Eastbourne Capital Management, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:                      March 8, 2010

EASTBOURNE CAPITAL MANAGEMENT, L.L.C. By: Eric M. Sippel, Chief Operating Officer	BLACK BEAR FUND I, L.P. By: Eastbourne Capital Management, L.L.C., its general partner By: Eric M. Sippel, Chief Operating Officer
BLACK BEAR FUND II, L.L.C. By: Eastbourne Capital Management, L.L.C., its Managing Member By: Eric M. Sippel, Chief Operating Officer	BLACK BEAR OFFSHORE MASTER FUND, L.P. By: Eastbourne Capital Management, L.L.C., its general partner By: Eric M. Sippel, Chief Operating Officer
Richard Jon Barry